L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

April 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Blaise Rhodes, Doug Jones, Nicholas Lamparski, Dietrich King

Re:	L&F Acquisition Corp. Registration Statement on Form S-4 Filed February 7, 2022 File No. 333-262570

Ladies and Gentlemen:

This letter sets forth responses of L&F Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 8, 2022, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects these revisions. References to page numbers in the Company’s responses to the comments below correspond to the page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form S-4 Filed February 7, 2022

Summary of the Proxy Statement/Prospectus
Organizational Structure, page 3

1.
Staff’s comment: Please revise the diagram on page 5 to identify the range of economic and voting interests to be held by each category of investors in the registrant with an eye towards highlighting the economic and voting rights L&F public stockholders will have post-combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure immediately following the diagram in the section titled “Equity Ownership Upon Closing” on pages 5 through 7 to reflect the range of economic and voting interests to be held by each category of investors in the registrant.

The Shareholder Meeting
Quorum and Vote of L&F Shareholders, page 13

2.
Staff’s comment: We note your disclosure that L&F Initial Shareholders have agreed to vote all of their L&F Ordinary Shares in favor of the proposals being presented at the Shareholder Meeting. Please amend your disclosure here and elsewhere as appropriate to clarify the number of votes by public shareholders not subject to these voting agreements that are required to approve each of the proposals.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 124, 177, 180, 181, 182, 189, 191, 198, 203 and 206 accordingly.

Interests of Certain Persons in the Business Combination, page 17

3.
Staff’s comment: Please revise your disclosure here and elsewhere as appropriate to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Please include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Please provide similar disclosure for the company’s officers and directors, if material. Please refer to Item 18(a)(5)(i) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18 through 21, 36 through 39, 96 through 98 and 167 through 170 accordingly.

Certain Other Interests in the Business Combination, page 19

4.
Staff’s comment: We note that you engaged Jefferies to perform additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of the business combination. Please quantify the aggregate fees payable to Jefferies that are contingent on completion of the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23, 171 and 172 accordingly.

Anticipated Accounting Treatment of the Business Combination
Scenario 2, Maximum Redemption Scenario, page 23

5.
Staff’s comment: Please provide us with your analysis in concluding L&F is the accounting acquirer in this scenario, which differs from the accounting treatment in scenario 1, when ZeroFox shareholders will control the merged entity in both scenarios. Please provide the accounting guidance relied upon in supporting your analysis.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the maximum redemptions in Scenario 2 would reduce the number of common shares outstanding after the business combination and leave the combined company without the benefit of the cash in trust related to such common shares. In evaluating the accounting acquirer, ASC 805-10-55-10 first requires entities to consider whether the legal acquiree is a variable interest entity (“VIE”) on the basis of the guidance in ASC 810.

In our analysis, we noted that ASC 805-10-25-5 indicates that in a business combination in which a VIE is acquired, the primary beneficiary of that entity is the accounting acquirer. ASC 810-10-15-14(a) indicates that an entity is a VIE if its total equity at risk is insufficient for it to finance its activities without additional subordinated financial support.

In evaluating the sufficiency of equity at risk criterion, we noted that the equity at risk must be sufficient to fund expected future cash flow needs, including funding future projected losses, which extend through fiscal year 2024 for ZeroFox, and servicing existing debt obligations. In the maximum redemption scenario, which assumes 100% of the public shareholders redeem their shares, the equity at risk is limited to existing cash at ZeroFox, the $20 million equity PIPE investment, and cash remaining in the SPAC (L&F) after 100% of the public shareholders redeem their shares. Any cash received from non-equity investments, such as the non-investment grade PIPE convertible notes, is not considered equity at risk in accordance with ASC 810-10-55-23. As a result, under the maximum redemption scenario, the equity at risk for ZeroFox is not sufficient to finance its activities and thus ZeroFox is a VIE.

Based on the conclusion that ZeroFox is a VIE, the guidance in ASC 805-10-55-12 is not applicable to determine the accounting acquirer. Instead, the primary beneficiary of the VIE (i.e., the legal acquirer) must be identified as the accounting acquirer in accordance with the ASC master glossary definition of an acquirer. Immediately upon closing, ZeroFox Holdings, LLC (formerly known as “L&F Acquisition Holdings, LLC”) will own 100% of the equity interests in ZeroFox. Furthermore, ZeroFox Holdings, LLC will be a wholly-owned subsidiary of ZeroFox Holdings, Inc. (“New ZeroFox”, formerly known as “L&F Acquisition Corp.”). Therefore, upon closing, New ZeroFox will have a variable interest in ZeroFox by virtue of its indirect ownership of 100% of ZeroFox’s equity interests.

After determining that New ZeroFox has a variable interest in ZeroFox, we considered the guidance in ASC 810-10-25-38 through 810-10-25-38A, which indicates that an entity is considered the primary beneficiary of a VIE if it has both of the following characteristics:

1.	The power to direct the activities of the VIE that most significantly impact its economic performance.

2.	The obligation to absorb the losses of the VIE that could potentially be significant to the VIE (or the right to receive benefits from the VIE that could potentially be significant to the VIE).

We determined that New ZeroFox’s equity ownership of ZeroFox provides New ZeroFox with the power to direct the activities that most significantly impact ZeroFox’s economic performance and the obligation to absorb the losses and/or receive the benefits of ZeroFox that could potentially be significant to ZeroFox. Therefore, in Scenario 2, we concluded that New ZeroFox is ZeroFox’s primary beneficiary and thus the accounting acquirer. Even though ZeroFox’s shareholders will control a majority of the voting rights in the merged entity, ZeroFox cannot be the accounting acquirer since the primary beneficiary (as defined in ASC 810-10-25-38A) of ZeroFox must be the accounting acquirer.

We note that this is different than Scenario 1, in which we performed a VIE assessment of ZeroFox and concluded that Zero Fox was not a VIE.  Therefore, in Scenario 1 the guidance in ASC 805-10-55-12 is applicable and ZeroFox is the accounting acquirer.

Questions and Answers About the Proposals
“Q: Will L&F obtain new financing in connection with the Business Combination?”, page 27

6.
Staff’s comment: Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Please disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 32 accordingly.

“Q: What happens if a substantial number of the Public Shareholders vote in . . .”, page 29

7.
Staff’s comment: Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 34 accordingly.

8.
Staff’s comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure here and elsewhere as appropriate to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20, 35, 37, 38, 97, 168 and 169 accordingly.

“Q: May our Sponsor and the other L&F Initial Shareholders purchase Class A . . .”, page 44

9.
Staff’s comment: We note your disclosure that the “L&F Initial Shareholders, including the Sponsor, the Target Companies and/or their respective affiliates may purchase Class A Ordinary Shares and/or L&F Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Class A Ordinary Shares or vote their shares in favor of the Business Combination Proposal.” Please tell us how these purchases comply with Rule 14e-5 of the Exchange Act.

Response: We respectfully acknowledge the Staff’s comment and the recent issuance by the Staff of Compliance and Disclosure Interpretation (“C&DI”) 166.01 (March 22, 2022).  We will respond to the Staff’s comment in a subsequent amendment to the Registration Statement following a further review of this recent C&DI.

Risk Factors
Risks Related to Ownership of New ZeroFox Common Stock Following the Business
Combination, page 87

10.
Staff’s comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 105 through 106 accordingly.

Risks Related to L&F, the Business Combination and the Company
“The Company will be a holding company . . .”, page 96

11.	Staff’s comment: In view of this risk factor, please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has added disclosure to the risk factor on page 101 to disclose restrictions that would result from the consummation of the mergers and the holding company structure.  In addition, after the consummation of the mergers, the Company will evaluate the application of Rule 4-08(e) and comply with the requirements of Rule 4-08(e), Rule 5-04(c) Schedule I and Rule 12-04 of Regulation S-X.  In that regard, the Company notes that New ZeroFox expects to either repay its outstanding debt and terminate the current debt facilities and/or renegotiate the terms in order to remove restrictions on distributions or advances by its subsidiaries.

“The L&F Warrant Agreement designates the courts of the State of New York or . . .”, page 100

12.
Staff’s comment: We note that the forum selection provision in the L&F Warrant Agreement applies to claims arising under the Securities Act of 1933. Please state in your disclosure that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 106 accordingly.

Background of the Business Combination, page 140

13.
Staff’s comment: Please substantially revise the disclosure in this section to include a description of the negotiations relating to how L&F and ZeroFox reached an agreement as to the pre-money equity value of approximately $1.25 billion and the post-money, pro forma enterprise valuation of approximately $1.4 billion. For example, it is not clear who proposed an initial valuation and what the initial proposal was, if and how the amount evolved throughout the negotiations, and when the final valuation and type of consideration was agreed upon by the parties. In addition, please discuss the specific projected financial information considered and how it was used in determining these valuations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 152 through 154 accordingly.

14.
Staff’s comment: Please discuss the negotiations surrounding the L&F Board’s determination on August 18, 2021 that the parties would pursue external financing for the deal at an initial valuation of up to $150 million. Please also discuss how this valuation changed and the negotiations surrounding the determination that the external financing to be included in the proposed business combination would be valued at $175 million.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 155, 157 and 158 accordingly.

The L&F Board’s Reasons for the Approval of the Business Combination, page 156

15.
Staff’s comment: Based on the factors discussed here, it does not appear that the L&F Board considered the consideration to be offered in the Business Combination in evaluating and recommending the Business Combination. Please explain whether the L&F Board took this factor into account in recommending the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 163 accordingly.

16.	Staff’s comment: Please disclose whether the L&F Board also considered ZeroFox’s history of net losses in making its determination to recommend the transaction to shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 164 accordingly.

Certain Projected Financial Information, page 159

17.
Staff’s comment: We note your disclosure that, “Neither L&F, ZeroFox not IDX nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.” In light of the fact that the projections were last updated in November 2021, please revise to confirm whether or not the projections still reflect management’s views on future performance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 165 through 166 accordingly.

18.
Staff’s comment: Please revise to include a description of the material assumptions that underlie each line item of these projections. Please also disclose how and why the timeframe leading out to 2026 projected financial results was selected and disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on  pages 166 through 167 accordingly.

Certain Material United States Federal Income Tax Considerations, page 196

19.
Staff’s comment: We note that the “Recitals” section of the Business Combination Agreement provides that, “for U.S. federal income Tax purposes . . . each of the Parties intends that (i) the ZF Merger be treated as a transaction that qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code, [and] (ii) the IDX Merger and the IDX Forward Merger, taken together, be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.” Please provide disclosure as to the tax consequences of these mergers in this section and file an opinion, as necessary. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to these mergers, then disclosure and appropriate tax opinions are required with respect to the transaction as a whole. Please refer to Item 4(a)(6) of Form S-4.

Response: The Company acknowledges the Staff’s comment and respectfully submits that disclosure of the tax consequences of the mergers and the filing of tax opinions are not required for the following reasons. Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Staff Legal Bulletin No. 19 states that “[i]nformation is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” This includes “mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers)” and “transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.” The Registration Statement does not make a representation that the mergers will be treated as tax-free reorganizations under Section 368 of the Code. Additionally, the federal income tax consequences of the mergers are not material to the holders of L&F’s shares, as the shareholders of L&F who do not exercise their redemption rights will only receive New ZeroFox shares as a result of the domestication and will retain such shares in the mergers. As a result, there will be no material U.S. federal income tax consequences to the current L&F public shareholders as a result of the mergers, regardless of whether the mergers qualify as “reorganizations” within the meaning of Section 368(a) of the Code. With regard to the shareholders of ZeroFox and IDX, as disclosed in the Registration Statement, the shareholders of each of ZeroFox and IDX have approved the mergers and, accordingly, the proxy statement/prospectus will not be disseminated in connection with any vote or investment decision to be made by such shareholders.
Based on the foregoing, the Company respectfully submits that neither disclosure of the tax consequences of the mergers nor the filing of tax opinions should be required.  In this regard, the Company notes that a substantial preponderance of recent registration statements on Form S-4 relating to transactions substantially similar to the Company’s do not include disclosures regarding the tax consequences of the mergers or include the filing of tax opinions regarding the merger transactions.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of October 31, 2021, page 212

20.
Staff’s comment: You disclose elsewhere that the convertible notes associated with the $150 million convertible notes financing have varying rates of interest depending on whether interest is paid in cash or in kind. It is not clear if the pro forma financial information reflects both options. Please advise or revise as appropriate. Please refer to Rule 11-02(a)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has added disclosures to the pro forma financial information on page 238 adjustment 6(B) and page 258 adjustment 6(AA) to comply with Rule 11-02(a)(10) of Regulation S-X.

21.
Staff’s comment: We note your disclosure in the bullet on page 210 that, “Assuming Maximum Redemptions (Scenario 2) the pro forma financial information has been prepared without taking into account offering expenses.” Please explain to us and disclose as appropriate the basis for this treatment.

Response: The Company acknowledges the Staff’s comment and respectfully responds that the reference to the words “without taking into account offering expenses” was intended to clarify that the $170.0 million available cash closing condition would be satisfied in a maximum redemption scenario (please note that estimated offering expenses are reflected in the pro forma financial statements — please see adjustments 5(B) and 5(H) for Scenario 1 on pages 235 through 236 and adjustments 5(cc) and 5(BB) for Scenario 2 on pages 253 and 256).  The Company has clarified the disclosure on pages 221 and 247 and elsewhere in the Amended Registration Statement.

22.
Staff’s comment: We note the amount of historical September 30, 2021 total shareholders’ equity (deficit) in the LNFA column of $151,876 is inconsistent with the presentation for the corresponding figure on page FS-24 of ($23,212). Please revise for consistency.

Response: The Company acknowledges the Staff’s comments and has revised the presentation of the total shareholders’ equity (deficit) amount in the L&F column to equal the corresponding figure in L&F’s audited financial statements on pages 225 and FS-3.

Business of ZeroFox
Government Regulation & Legal Affairs, page 287

23.
Staff’s comment: We note your disclosure that ZeroFox’s business is “potentially subject to a variety of domestic and international laws and regulations relating to the collection, use, retention, protection, transfer, and processing of business data, personal data, and other sensitive information.” You also disclose that these “laws and regulations and related risks are discussed in more detail in ‘Risk Factors - Legal Proceedings.’” To enhance investors’ understanding of the effect of governmental regulations on ZeroFox’s business, please amend your disclosure in this section to describe the specific regulations referenced generally in the disclosure noted above. Please disclose how each of these regulations applies to you specifically, and whether you are currently in compliance with these regulations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 292 through 293 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDX
IDX’s Management’s Discussion and Analysis of Financial Condition and Results From Operations
The Business, page 307

24.
Staff’s comment: Please disclose the measure by which IDX is a “leading provider of data breach response services, and associated identity and privacy protection services to both commercial and government entities.” For example, please disclose whether they lead by revenues, market share, or some other metric.

Response: The Company acknowledges the Staff’s comment, has revised the relevant disclosure on page 309 to clarify that the relevant metric is revenues, and has made similar conforming changes on pages 233, 287, 310 and FS-30.

Beneficial Ownership of Securities, page 349

25.
Staff’s comment: Please revise the footnotes to the table to identify the individuals who exercise voting and investment power over the securities owned by Redline Capital, Lookingglass Cyber Solutions, Inc., Corbin Capital Partners GP, LLC, and Sculptor Capital LP.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 346 through 349 accordingly. With regard to Lookingglass Cyber Solutions, Inc. (“Lookingglass”), the Company is advised by Lookingglass that Lookingglass is a privately held, operating company, and voting and dispositive decisions with respect to the ZeroFox shares owned by Lookingglass are made collectively by the members of the company’s senior management team, under the oversight of its four member board of directors. Accordingly, no single individual is deemed to be a beneficial owner.

Comparison of Corporate Governance and Shareholder Rights, page 357

26.
Staff’s comment: Your charter waived the corporate opportunities doctrine. In an appropriate place in your filing, please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 22 through 23 and 170 through 171 in the section titled “Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” accordingly.

Annex B, page B-4

27.
Staff’s comment: Please revise Article X, Section 2 of the Proposed Certificate of Incorporation to clearly state that it will not apply to claims arising under the Exchange Act of 1934, as you have on pages 107 and 362 of the registration statement. In the alternative, please tell us how you will make future investors aware of the provision’s limited applicability.

Response: The Company acknowledges the Staff’s comment and has revised Article X, Section 2 of the Proposed Certificate of Incorporation accordingly on page B-5.

General

28.
Staff’s comment: Please revise to include a conflicts of interest discussion and highlight all material interests in the transaction held by the Sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target companies. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. For guidance, please refer to CF Disclosure Guidance: Topic No. 11.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 23 and 171 in the section titled “Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Gerchen
Adam Gerchen
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler Tamar Donikyan Aslam Rawoof Alla Digilova Kirkland & Ellis LLP